Contact

www.linkedin.com/in/thebillkerr
(LinkedIn)

Top Skills

Leadership
Entrepreneurship
Brand Development

Languages

Spanish (Limited Working)
English (Native or Bilingual)

Certifications

User Experience Design
Notion 101
Puddle Pod Cohort 2

Bill Kerr

I help companies hire, manage and retain world-class global talent | Founder at Athyna Investor at Startmate & Blackbird | Carbon neutral

San Francisco Bay Area

Summary

I'm Founder and CEO at Athyna, a Global Employment Platform helping to Hire, Manage & Retain World-Class Global Teams.

I have an interest in creative thinking and building loveable brands that make the world a better place. For the best part of the last decade, I've built two successful companies with a 100% remote workforce and now spend my days helping businesses hire, manage and retain world-class global teams. I am also a proud Mentor & Investor at Startmate, the epicentre for startup ambition across Australia and New Zealand and a Limited Partner at Blackbird VC.

Creatively, I am the host of a podcast that tells interesting stories. Child soldiers, corrupt cops, porn stars, astrophysicists and more. Outside of work, I like training, hiking, surfing and reading. Also needing to walk the boss twice daily, my sausage dog, Ziggy.

Through my 20's and early 30's I have also travelled to 50 odd countries around the world. If you like travel, growing your business or sausage dogs feel free to reach out and say hi.

Experience

Athyna

4 years

Founder & CEO

February 2019 - Present (3 years 6 months)

Melbourne, Australia

Hire, manage & retain world class global talent.

Payroll, benefits, taxes, and sustainability for your global team. In minutes.

As CEO I am across all elements of the business. As of October 2021 our proudest achievements so far are.

* Engagement scores internally averaging 93%. Insanely pumped and happy workforce.
* Growing 22% MoM since April 20' (COVID). Boot strapped.
* NRR of 98.5% MoM.
* Built a flywheel of impact into our business model.

Founder & COO
August 2018 - February 2019 (7 months)
Australia

Through the early stage of Athyna's growth, I worked alongside my co-founder Drew in terms of driving ideation and execution of the early days of the brand.

Main duties during this period include:
- Initial brand development; logo, name, colour palette etc.
- Overseeing of initial operations.
- Building critical business systems.
- End-to-end recruitment; sourcing, vetting, interviewing, endorsing and onboarding.

Startmate
Mentor & Investor
December 2021 - Present (8 months)

Startmate, is the epicentre for startup ambition across Australia and New Zealand .

We accelerate the most ambitious founders, operators and investors through our programs, propelled by a highly-trusted mentor-driven community, and backed by the best angels, venture funds and tech startups in the region.

Over the past decade we have invested in 170+ startups, with a collective portfolio value of $2 billion.

Invested into: S22, W22.
Mentored directly: Minke, One Small Step, Tutero, Dexta.

Blackbird
Limited Partner
June 2022 - Present (2 months)
Australia

Blackbird is a venture capital fund based in Australia and New Zealand. We invest in every type of technology from software to space, unified by the biggest of ambitions.

Blackbird invested in some amazing companies like Canva, Safety Culture, Zoox and Culture Amp.

Invested into: 2022 Follow On Fund, 2022 Core Fund.

Nul
10 months

Director
December 2021 - Present (8 months)

Climate neutral teams.

Nul helps companies to effortlessly offset the personal footprint of each individual employee.

Nul was acquired by Athyna in December 2021.

Advisor
October 2021 - December 2021 (3 months)
Melbourne, Victoria, Australia

The Bill Kerr
5 years 5 months

Business Consultant
January 2019 - July 2021 (2 years 7 months)
Melbourne, Australia

Helping small businesses gain traction through brand, model and operations optimization.

Podcast Host | Brolosophy & AdventureFit Radio
March 2016 - April 2021 (5 years 2 months)

Brolosophy - Philosophy through the eyes of an idiot.

Through the podcast medium, we have managed to tell interesting and important stories since 2016.

Interesting stories include...

- Wim Hof on Living Fully, Why Cold Is God & A New Route To Happiness
- Rob Whittaker on Fight Strategy, Training Methods & The UFC
- Dianne McGrath on The Mars One Mission, Space Travel & Living An Interplanetary Life
- Jade Hameister on Reaching The North Pole At 14 & The Polar Hat Trick
- Rusty Young on Living In A Bolivian Prison, Authoring Marching Powder & The Future
- Mike Dowd on The Narcotics Trade, 11 Years In Jail & Police Culture
- Seth Shostak on The SETI Institute, Extraterrestrial Life & The Hunt For ET
- Yasmin Scott on Starting Porn, Premarital Sex & The Porn Effect
- Steve Sammartino on Futurism, The Mobility Age & The World In 300 Years
- Dr James Martin on The Drug Market, The Dark Web & Working With Crime

Important stories include...

- Thomas King on Clean Meats, A Healthier World & The Future Of Food
- Kevin Briggs on Suicide Prevention, Handling Depression & How To Be Happier
- Deanna Blegg on World's Toughest Mudder, International Level Thriathlons & A Healthy HIV Life
- Michael Inglis on How Mindfulness Benefits Athletes, Mind-Body Connection & Winning Over Depression
- Fablice on Escaping Civil War, The Impact Of Education & Child Soldiers
- Tony Doherty on Building Doherty's Gym & The Secret To Success
- Manoj Dias on The Mindfulness Movement, Thought Watching & Making Sense Of Your Feelings

AdventureFit Travel
Founder & CEO
December 2013 - May 2019 (5 years 6 months)
Melbourne, Australia

AdventureFit's goal was to improve the world through travel, exercise, mindfulness and conversation. Through the course of its lifetime, it was a shining light in terms of bringing people together from all over the world for life-changing experiences.

Ceased operations as I fell out of love with the process. It was sad.

BRK Roofing Solutions

Director
January 2008 - February 2010 (2 years 2 months)
Rye, Victoria, Australia

Providing metal roofing services for residential designer homes on the Mornington Peninsula and surrounds.

Was too young to be fired up about being a business owner so took off and backpacked for 3 years.

Education

Padua College Mornington
High School · (1998 - 2003)